LEGAL02/31129952v8

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)
  (Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ExpressJet Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
30218U106
(CUSIP Number)
Louise Guarneri Credit Suisse Eleven Madison Avenue, New York, NY 100010 (212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 30218U106		13D/A
1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ • (see instructions) (b) ☒ •
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒ •
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,602,505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,602,505
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,602,505
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.3%
14		TYPE OF REPORTING PERSON (see instructions) BK, HC

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D/A dated on February 23, 2009, (the “Schedule 13D/A” and, as amended by this Amendment No. 2, the “Statement”) with respect to the Common Stock, $0.01 par value per share (the “Shares”), of ExpressJet Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 700 North Sam Houston Parkway West, Suite 200, Houston Texas. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

    This item is hereby amended by adding the following:

    On May 15, 2009, CS Sec USA LLC sold 400,000 shares to the Issuer in a block transaction at a price of $1.3019/Share.

Item 5.	Interest in Securities of the Issuer.

    This item is hereby amended by adding the following:

    Item 5(a) is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) As of May 15, 2009, the Reporting Person may be deemed to beneficially own an aggregate of 2,602,505 Shares, all of which are directly held by CS Sec USA LLC.

The Reporting Person may be deemed to beneficially own 17.3% of the outstanding Shares. The calculation of the foregoing percentage is on the basis of 15,041,963 Shares outstanding as of May 4, 2009 as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 7, 2009.

To the best knowledge of the Reporting Person, and except as described herein, neither of the Reporting Persons nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-4 attached hereto, beneficially owns any additional Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CREDIT SUISSE

By: /s/ Louise Guarneri
Name:	Louise Guarneri
Title:	Managing Director